SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON SEPTEMBER 30, 2013

DATE, TIME AND VENUE:        On September 30, 2013, at 11:00 a.m., at the Company’s headquarters, located at Rua Verbo Divino, nº 1356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the state register Diário Oficial do Estado de São Paulo on September 13, 14 and 17, 2013 and in the newspaper Valor Econômico on September 13, 16 and 17, 2013.

PRESIDING BOARD: Roberto Catalão Cardoso – Chairman and Fernanda Fonseca Reginato Borges – Secretary.

ATTENDANCE AND INSTALLATION: Shareholders representing over ninety point four percent (90.4%) of the common shares and more than ninety-seven point six percent (97.6%) of preferred shares issued by the Company attended the meeting, as per the Shareholders’ Attendance Book.  Mr. Sergio da Silva, representative of the appraisal firm Globalconsulting Consultoria Contábil e Tributária Ltda., and Mr. Martin Roberto Glogowsky, Chairman of the Company’s Fiscal Council, also attended the meeting.

AGENDA: Merger of its subsidiaries Net Brasília Ltda., Net Rio Ltda. and Jacareí Cabo Ltda.

RESOLUTIONS: (I) The Meeting approving the drawing up of these minutes in summary format and their publication without the signatures of the attending shareholders, as per Article 130, paragraphs 1 and 2 of Law 6404/76 and (II) the reading of the documents related to the matters to be resolved at this Meeting having been waived due to the fact that all attending members were cognizant of their content, those attending members unanimously resolved to:

1.       Approve the Protocols and Justifications of Merger of Net Assets of the companies NET BRASÍLIA LTDA., headquartered at SIG/Sul, Quadra 01, nº 725, CEP 70000-000, in the city of Brasília, Distrito Federal, inscribed in the roll of corporate taxpayers (CNPJ) under number 26.499.392/0001-79, with corporate documents registered at the Commercial Registry of Distrito Federal under number 53.201.047.229, hereinafter referred to as “NET BRASÍLIA,” NET RIO LTDA., headquartered at Rua Voluntários da Pátria, n.º 113, andares 2, 3, 4 e 5, Botafogo, CEP: 22.270-000, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ) under number 28.029.775/0001-09, with corporate documents registered at the Commercial Registry of the State of Rio de Janeiro under Company Registry (NIRE) number 33.207.826.169, hereinafter referred to as “NET RIO” and JACAREÍ CABO LTDA., headquartered at Rua Antonio Afonso, n.º 454, quadra/lote: 23, Centro, CEP: 12.327-270, in the city of Jacareí, state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ) under number 04.365.781/0001-79, with corporate documents registered at the Commercial Registry of the State of São Paulo under Company Registry (NIRE) 35.227.239.961, hereinafter referred to as “JACAREÍ CABO,” entered into between the managements of NET BRASÍLIA, NET RIO and JACAREÍ CABO with the Company’s management on September 9, 2013 (“Protocol and Justification”), which is now integral part of these minutes, for all purposes - Attachment I.

2.       Ratify the appointment and engagement of Globalconsulting Consultoria Contábil e Tributária Ltda., firm duly inscribed in the Regional Accounting Council (CRC) of São Paulo under number 2SP022267/O-8 and in the roll of corporate taxpayers (CNPJ/MF) under number 04.911.460/0001-22, with corporate documents registered at the 3rd Official Registrar of Legal Entities of the State of São Paulo under number 0419359 on January 7, 2002, headquartered in the capital city of the state of São Paulo, at Av. Brigadeiro Luis Antonio, nº 2367 - 16º andar, parte, represented by its responsible partner, Sergio da Silva, Brazilian, accountant, inscribed in the CRC under number 1SP114111/O-8, bearer of identification document (RG) number 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 013.317.858-71, which prepared the Appraisal Reports of net assets of NET BRASÍLIA, NET RIO and JACAREÍ CABO, on the reference date of August 31, 2013 (“Reference Date”).

3.       Approve the Appraisal Reports of net assets of NET BRASÍLIA, NET RIO and JACAREÍ CABO to be merged into the Company’s equity, as per attachments to the Protocol and Justification.

4.       Approve the mergers of net assets of NET BRASÍLIA, NET RIO and JACAREÍ CABO into the Company’s equity, in accordance with the terms and conditions set forth in the Protocol and Justification, and the Company will succeed NET BRASÍLIA, NET RIO and JACAREÍ CABO in all their rights and obligations, and will now be its legal successor for all effects, without interruption.

4.1.    The mergers of NET BRASÍLIA, NET RIO and JACAREÍ CABO into the Company’s equity will neither increase the Company’s capital stock nor alter the number of shares representing its capital stock, due to the fact that the Company holds one hundred per cent (100%) of the quotas composing the capital stock of each of the companies—NET BRASÍLIA, NET RIO and JACAREÍ CABO—which will be canceled, pursuant to item IV of Article 224 of Law 6404/76.

5.       Authorize the Company's Board of Executive Officers to practice all acts necessary for the enforcement of the resolutions taken.

DOCUMENTS FILED AT THE COMPANY:  Power-of-attorney granted, Protocol and Justification and the Appraisal Reports.

CLOSURE: The Meeting was adjourned for the drawing up of these minutes in the Company’s records. Once the meeting was reopened, the minutes were read, approved and signed by all those present.

São Paulo, September 30, 2013.

This is a free English translation of the original minutes
drawn up in the Company’s records.

Roberto Catalão Cardoso Chairman	Fernanda Fonseca Reginato Borges Secretary

ATTACHMENT I

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON SEPTEMBER 30, 2013

PROTOCOL AND JUSTIFICATION OF MERGER OF NET BRASÍLIA LTDA., NET RIO LTDA. AND JACAREÍ CABO LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.